July 8, 2014

Via EDGAR
Mr. Gus Rodriguez
Accounting Branch Manager
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:    Western Alliance Bancorporation
Form 10-K for Fiscal Period Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed April 30, 2014
File No. 001-32550
Dear Mr. Rodriguez:
This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 26, 2014, to Western Alliance Bancorporation (the “Company”) regarding the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2013 and Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2014.
This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the Company’s response.
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Note 13 - Segments, page 49
Staff Comment:

1.	Please tell us and revise future filings as appropriate to discuss the following:

•
Please discuss why it is impracticable to restate reportable segment information for periods prior to December 31, 2013, including how your prior banking operations were segmented into regions such that it is not possible to do so for prior periods.

Company Response:
As of December 31, 2013, the Company’s reporting segments reflected the way the Company managed and assessed the performance of the business. The Company had four reportable operating segments, which consisted of: Western Alliance Bank (WAB), Bank of Nevada (BON), Torrey Pines Bank (TPB), and Other (Western Alliance Bancorporation (WAL), Western Alliance Equipment Finance, Shine Investment Advisory Services Inc. until October 31, 2012, and the discontinued operations portion of the credit card services division). Management determined the operating segments using a combination of factors, primarily driven by legal entity as the above reportable segments

Mr. Gus Rodriguez
Accounting Branch Manager
United States Securities and Exchange Commission
July 8, 2014

consisted of separate legal entities. Management determined that the legal entities that contributed less than the quantitative thresholds for separate management reporting were combined into the Other segment.
On December 31, 2013, the Company consolidated its three bank subsidiaries (WAB, BON, and TPB) into one bank/legal entity, with WAB as the surviving bank/legal entity. Our former bank subsidiaries, BON and TPB, now operate as divisions of WAB, along with Alliance Bank of Arizona and First Independent Bank of Nevada. As a result of the consolidation of our banking subsidiaries on December 31, 2013, the Company's reportable segments in 2014 were changed to reflect how our Chief Operating Decision Maker (CODM) now assesses financial performance. Historically, our CODM assessed financial performance based on the Company’s legal structure. The reporting segments in 2014 were determined to consist of Arizona, Nevada, California, Specialty Finance, and Corporate & Other. The Company's new reportable segments are aggregated primarily based on geographic location, services offered, and markets served since the former primary driver of legal entity segregation no longer exists. The Arizona, Nevada, and California segments provide full service banking and related services to their respective markets. The Company's Specialty Finance segment provides banking services to niche markets. These Specialty Finance businesses are broader in geographic scope and are managed centrally. Corporate & Other consists of corporate-related items, income, and expense items not allocated to our other reportable segments and inter-segment eliminations.
As part of the consolidation of our three banking subsidiaries, various other management reporting changes occurred effective as of January 1, 2014, including:

•	The 129 employees of WAL were transferred to WAB.

•	Previous loan participations outstanding of $495 million as of December 31, 2013 between WAB, BON, and TPB were all repatriated to the originating region in Arizona, Nevada, and California.

•	All intercompany balances and relationships between BON, WAB, and TPB ceased as of December 31, 2013.

•
The Company instituted a new cost center hierarchy with all 1,051 employees reassigned from 154 cost centers to 211 cost centers, which reallocated various employees from the four legal entities into new regional and/or central cost centers.

•
A funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics was established as of January 1, 2014 to correspond to the employee movements as well as the loan repatriations and other asset movements.

•
Expense allocations for information technology, operations, human resources, finance, risk management, credit administration, legal and marketing costs were created to derive net income for each reportable segment. These allocations are based upon the current employees and activity in the new cost centers effective January 1, 2014. These expenses are now allocated across all segments based on key metrics, such as number of employees, average loan balances, and average deposit balances.

All of the above mentioned changes were made as of the end of 2013 and were not retrospective, as the Company’s decision to consolidate its bank subsidiaries and reorganize its internal reporting structure was made in the fourth quarter of 2013. The Company's bank merger application was submitted to the Federal Deposit Insurance Corporation (FDIC) and state regulators on October 18, 2013 (an amended application was filed on November 22, 2013) with approval from the FDIC on December 19, 2013. All necessary steps to realign our segments, including those outlined above, were undertaken during the fourth quarter of 2013 and would not permit recreation of historical information under the new segmentation methodology prior to December 31, 2013 without substantial time and cost. For example, significant loan activity (i.e., repayments and draws during 2013) would have to be evaluated and allocated to the new segments, past invoices would have to be examined and reallocated to the appropriate cost center, expenses that were previously allocated among the three banks for Regulation W purposes would have to be reversed and the new expense allocation methodology would have to be applied to the new segments. In addition to the 129 employees

Mr. Gus Rodriguez
Accounting Branch Manager
United States Securities and Exchange Commission
July 8, 2014

transferred from WAL to WAB at the end of 2013, various other WAB employees were realigned in the final 211 cost centers based on the new segment structure. The expenses (salaries and other operating expenses) that each of the employees incurred during 2013 would be laborious to reclassify in a consistent format comparable to 2014. As a result, in accordance with ASC 280-50-34A, the Company determined the above changes were “a fundamental reorganization of an entity [that] may cause it to be very difficult and expensive to restate segment information and therefore it may not be practicable” and as such, prior period amounts were not restated.

•	Please discuss why you have not presented reportable segment information for the period ended March 31, 2014 under the old basis. Refer to ASC 280-10-50-35.

•	Tell us why you have not included reportable segment information for the period ended March 31, 2013, as previously reported under the old basis, in your Form 10-Q report.
Company Response:
In response to the above two bullet points, ASC 280-10-5-35 states:  If a public entity has changed the structure of its internal organization in a manner that causes the composition of its reportable segments to change and if segment information for earlier periods, including interim periods, is not restated to reflect the change, the public entity shall disclose in the year in which the change occurs segment information for the current period under both the old basis and the new basis of segmentation unless it is impracticable to do so. Based on the above mentioned facts, the Company determined it was impracticable to restate historical segment information under the new basis of segmentation methodology. In addition, as a result of the substantial changes previously enumerated, the Company could not present the old basis as of March 31, 2014. Given the incomparability of the reporting segments between periods, the Company determined that disclosure of the reportable segment information for the period ended March 31, 2013, as previously reported under the old basis, would not be beneficial to the reader as it does not assist the reader in better understanding the Company’s performance, assessing its prospects for future net cash flows or making more informed judgments about the Company as a whole, which are the primary objectives of ASC 280-10.
In response to the first three bullet points of the Staff's comment, we will revise future filings to disclose the following:
On December 31, 2013, the Company consolidated its three bank subsidiaries under one charter, Western Alliance Bank. As a result, the Company has redefined its operating segments to reflect the new organization and internal reporting structure. The realignment of the Company’s segments resulted in significant differences from the old segmentation methodology. Some of the more substantial changes, which are effective as of January 1, 2014, include the following:

•	Loans previously participated between WAB, BON and TPB were repatriated to the originating region in Arizona, Nevada, and California.

•	Expansion in the number of cost centers used, which involved transfers of employees to new or different costs centers.

•
Implementation of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics to correspond to the employee movements as well as the loan repatriations and other asset movements.

•	Implementation of a new expense allocation methodology to allocate indirect costs across all segments based on key metrics.
All of the aforementioned changes were made as of the end of 2013 and were not retrospective. Consequently, the Company determined that recasting prior year segment information to conform to the new segmentation methodology would be impracticable due to the substantial time and cost that would be involved in

Mr. Gus Rodriguez
Accounting Branch Manager
United States Securities and Exchange Commission
July 8, 2014

recasting this information. Also, given the incomparability of the reporting segments between periods, the Company determined that disclosure of the reportable segment information for the period ended [..., 2013], as previously reported under the old basis, would not be beneficial to the reader as it does not assist the reader in better understanding the Company’s performance, assessing its prospects for future net cash flows or making more informed judgments about the Company as a whole, which are the primary objectives of ASC 280-10.

•	Since capital is an important financial metric for a financial institution please disclose how you determine the amount of equity you allocate to each segment.
Company Response:
The Company assigns capital to all asset categories based on the general requirements for regulatory capital purposes as well as historical loan loss performance. The capital allocations range from 0% on Cash & Due From Banks to as high as 12% on Construction & Land Development Loans. The majority of the loan categories range from a 4% to 8% allocation. We also assign capital to liabilities, which range from 2% to 4%. These ranges are used to account for variable operational and liquidity risk in our deposit businesses. DDA Accounts have less of a risk weighting at 2%, while all Brokered Deposits are 4% weighted. Any excess capital above the allocated capital is assigned to the Corporate & Other segment. In future filings, the Company will report the ranges of its capital allocations used during the period.

•
Since excess funds provided (used) from your segments varies from $1.5 billion provided to $1.6 billion (used) for the most recent quarter please disclose how management interprets this balance sheet financial metric.

Company Response:
All loans and deposits are credited to the reportable segments that originate and/or service our customers. All investment securities and outstanding borrowings (excluding customer related deposits) and the majority of the Company’s cash are assigned to the Corporate & Other segment. After capital is allocated to the reportable segments, a balance sheet mismatch does occur, representing excess funds provided (used) by region. The Company utilizes this metric to show which segments are a net “provider” of funds (deposits/borrowings in excess of lending/investing) versus segments that are a net “consumer” or “user” of funds (lending/investing in excess of deposits/borrowings). A segment which is a “user” of funds is then charged for the use of funds while a “provider” of funds is credited through funds transfer pricing which is determined based on the average life of the assets or liabilities in the portfolio. In future filings, the Company will state liquidity is transferred between “users” and “providers” based on the current funds transfer pricing methodology and will highlight how management views this metric.
* * * *
As specifically requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 952-5476. We would also be pleased to set up a conference call to further discuss or clarify any of the above matters.

Mr. Gus Rodriguez
Accounting Branch Manager
United States Securities and Exchange Commission
July 8, 2014

Sincerely,
WESTERN ALLIANCE BANCORPORATION
By:	/s/ Dale Gibbons
Name:	Dale Gibbons
Its:	Executive Vice President & Chief Financial Officer

cc:	DLA Piper LLP (US)
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)